Exhibit 4.26

              SUMMARY OF MATERIAL TERMS OF THE LEASE AGREEMENT FOR
                        PREMISES IN GIVAT SHMUEL, ISRAEL

o     The leased premises are at 12 Ben Gurion Street, Givat Shmuel, 54017
      Israel.

o The initial lease agreement was entered into on October 26, 2006 by and among ClickSoftware Technologies Ltd. and Multiline Services Limited, as lessors. The lease was amended on February 11, 2007.

o The commencement date of the lease is October 29, 2006, and the lease expires on January 31, 2009. ClickSoftware has the option to extend the term of the lease by one period of two years.

o     The total area leased by ClickSoftware is 2,580 square meters.

o The average price per square meter per month is approximately US$11.00 (payable in New Israeli Shekels ("NIS")) per square meter per month. The company also leases 60 parking spaces for $40 per month and 30 parking spaces for $70 per month. The current monthly lease is approximately US$33,000. The lease amounts are paid in monthly installments.

o There is an additional management fee of approximately NIS 45,000 per month linked primarily to the Israeli consumer price index.

o ClickSoftware has undertaken to compensate and indemnify the lessor in case of any damage or expense they might incur as a result of the lease. ClickSoftware is required to insure the leased premises.

o ClickSoftware is required to submit to the lessor a bank guarantee and promissory note against its obligations pursuant to the lease in the amount of approximately $150,000. ClickSoftware is obligated to pay interest for payments not paid when due.